Exhibit 99.1

August 5, 2010

TO:	Mr. Jean-Pierre Millon, Lead Independent Director

CC:	Board of Directors:
Mr. Roger L. Hawley
Dr. Amir Kalali
Dr. Jay D. Kranzler
Mr. Jon W. McGarity
Dr. Perry B. Molinoff
Dr. Tina S. Nova
Mr. Daniel H. Petree

Dear Jean-Pierre Millon:

As you know, Ramius Value and Opportunity Advisors LLC, together with its affiliates (collectively, “Ramius”), currently owns approximately 9.9% of the outstanding common stock of Cypress Bioscience, Inc. (“Cypress” or the “Company”), making us one of the largest shareholders of the Company.  On July 19, 2010, Ramius made an offer to acquire all of the shares of Cypress that we do not already own at a price of $4.00 per share in cash plus a 50% interest in BL-1020 if management or a third party is willing to fund the development.  Over two full weeks have elapsed since our offer was publicly disclosed and neither the Company nor its recently engaged investment banking advisors have provided any feedback regarding our offer, shown any willingness to negotiate a transaction, or begun a formal auction process to sell the Company in which Ramius would willingly participate.  Instead, we believe the Board has continued down the path of allowing management to engage in value destroying transactions, most recently demonstrated by yesterday’s announcement to discontinue the co-promotion of Savella (“the Co-Promote”) with Forest Laboratories (“Forest”) for a one-time cash payment of only $2.0 million.

The timing of the termination of the Co-Promote is deeply concerning.  In the midst of receiving and evaluating a bona fide offer to acquire the Company at a substantial premium to the unaffected stock price, it appears the Board entered into a transaction to discontinue the Co-Promote without receiving advice from the two investment banking advisors it has engaged to advise on the Ramius acquisition proposal and other strategic alternatives available to the Company.  Based on our understanding of the Co-Promote, we believe it may be worth substantially in excess of the $2.0 million paid by Forest.  Under the terms of the Co-Promote agreement, we believe that Forest was obligated to reimburse Cypress for a substantial portion of the cost of its sales force, in cash, in an amount equal to Forest’s cost of providing an equivalent physician detail.  This amounted to reimbursement payments of over $10 million over the last twelve months and analyst expectations of reimbursement payments of over $15 million per year going forward.  Further, our understanding of the Co-Promote is that the rights are effectively transferable, so that an acquirer of the Company could then require Forest to subsidize a portion of the acquirer’s sales force costs.  In part, our understanding of this agreement is from direct conversations with management who clearly communicated to us, as well as to other shareholders, that the Co-Promote was transferable and had significant potential strategic value to both Forest and others in the industry.

While we recognize that Cypress’ efforts to develop a commercial sales force have failed and the Company must therefore reduce operating expenses related to these commercial efforts, the timing of this transaction defies logic.  We believe the cost of retaining the Co-Promote while evaluating our acquisition proposal or other acquisition proposals is minimal when compared to the potential strategic value the Co-Promote could have for a potential acquirer of Cypress.  Our analysis shows that Forest will likely be able to save well in excess of $10 million of annual expenses by discontinuing the Co-Promote.  Given the upfront cash payment to Cypress of just $2 million, that implies this investment for Forest will payback in less than three months!  Our concern regarding the transaction to discontinue the Co-Promote is confirmed by the market’s reaction to this news.  During the trading session directly following this announcement on August 4, 2010, Cypress shares fell by over 3% in spite of a broad rally across all stock market indices.

This is just another prime example of the Board failing to exercise its fiduciary responsibility to represent the best interest of all shareholders.  If the Company and the Board felt it necessary and prudent to spend shareholder money to hire two separate bankers, we question why the Board would not ask its advisors for their opinion as to the value and strategic merits of the Co-Promote.  Rather than rushing to dispose of the Co-Promote, the Board should have considered its potential strategic value to an acquirer and determined how best to maximize its value.  Whether or not the Company had previously been considering the termination of the Co-Promote is irrelevant.  Given the Board’s recent action to hire investment banking advisors, we believe the prudent thing to do is to halt all extraordinary transactions until the Company has time to fully explore maximizing value for shareholders.  It is incumbent on all directors to realize that their fiduciary obligations are to look out for the best interest of shareholders and maximize value for the Company.  Unfortunately, this transaction once again shows the questionable business judgment within the boardroom to do a hasty and ill-conceived deal without determining the best overall course of action for shareholders.

To that end, we will be submitting an additional demand to review and inspect certain Books and Records of Cypress relating to the termination of the Co-Promote pursuant to Section 220 of the Delaware General Corporation Law so that we may better understand whether this action is in the best interest of shareholders.  As shareholders of Cypress, we believe we are entitled to these books and records and will take any legal action necessary to ensure our rights are upheld.

As we have stated in prior communication with management and the Board, we implore the Company to take no further action or enter into any further transactions at this time.  We expect the Board to fulfill its fiduciary responsibility by fully evaluating our acquisition offer of $4.00 per share in cash plus a potential interest in BL-1020, which represents at least a 60% premium to the closing price on the day prior to our offer.  The Board must understand its responsibilities to represent the best interest of all shareholders and we will continue to hold the Board accountable for its actions.

As we expressed in our meeting yesterday with the Company’s recently engaged investment banking advisors, we are willing to work with the Company to consummate a transaction in one of two ways:

1)
Ramius is willing to immediately engage in meaningful negotiations with the Company concerning our offer and upon the successful completion of such negotiations, execute a definitive agreement to purchase the Company for a fully financed and agreed upon price.  The definitive agreement would allow for a “go shop” period such that the Company could fulfill its fiduciary duty to determine if there are higher offers from other bidders.

2)	Ramius is willing to participate in a formal auction process alongside other potential acquirers.

We believe either of these two scenarios will ensure that shareholders of Cypress receive the highest and best possible price for their shares.  We look forward to entering into formal discussions regarding our acquisition proposal and stand ready, willing, and able to move quickly to consummate a transaction with the Company.

Best Regards,

/s/ Jeffrey C. Smith

Jeffrey C. Smith
Partner Managing Director
Ramius LLC